Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the First Quarter Ended March 31, 2016

•	$101.5 million Revenue for Q1 2016

•	$28.9 million cash from operations for Q1 2016

•	$45.4 million EBITDA for Q1 2016

•	$156.6 million of cash

•	Positioned to weather difficult market

•	Solid Q1 performance –in historically low BDI

•	Managing liquidity- $45.0 million of cost savings initiatives

•	Operating efficiencies and low cost structure

MONACO- May 25, 2016 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the first quarter ended March 31, 2016.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “Navios Holdings had a solid first quarter performance, earning $45.4 million in EBITDA, an increase of 73% compared to the same period last year. Our balance sheet is strong, with $156.6 million of cash as of March 31, 2016, and flexible, with about 83% of our total debt in bonds that have no loan to value maintenance requirement. We also worked hard to improve our liquidity through more than $45 million of cost savings initiatives, and anticipate no longer having to fund working capital needs of our public affiliates in the future.”

Angeliki Frangou continued: “We are proud of our overall cost management. General and administrative expenses, on a per available day basis, makes us one of the lowest compared to our publicly listed shipping peers, particularly having reduced 2016 general and administrative expenses by an estimated 35% over 2015, on a run rate basis. Operating costs are 42% less than the industry average, excluding embedded fees that certain peers charge that we do not. Overall, we believe we have one of the leading cost containment programs in the industry.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Cost Efficient Liquidity Management

Navios Holding actively monitors its cost exposure and cash flows having developed significant efficiencies from in-house capabilities and economies of scale for its controlled and managed fleet. The immediate benefits of these efforts to Navios Holdings cost structure were:

•	$14.9 million from the early settlement of charter claims in Q1 2016

•	~$23.0 million estimated reduction of charter-in costs over the next 12 months

•	~$7.0 million estimated annualized G&A reduction in 2016 run rate basis Q1 2016; 35% decrease compared to 2015

•	Operating costs ~42% lower than industry average

Navios Holdings shares its economies of scale with its affiliates by offering management and commercial services at flat rates without charging additional fees or commissions for commercial management, sales or purchase transactions, originating any loan or otherwise. However, such significant cost benefits shared with affiliates should no longer require any working capital advances by Navios Holdings.

Time Charter Coverage

Navios Holdings controls a fleet of 61 vessels totaling 6.3 million dwt, of which 40 are owned and 21 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 57 vessels (19 Capesize, 18 Panamax, 18 Ultra Handymax and two Handysize vessels) totaling 5.9 million dwt. The current average age of the operating fleet is 7.5 years. Additionally, Navios Holdings has four newbuilding charter-in vessels expected to be delivered at various dates beginning in the fourth quarter of 2016 until 2017.

As of May 4, 2016, Navios Holdings has chartered-out 81.4% and 34.1% of available days for the remaining nine months of 2016 and for 2017, respectively (including index-linked charters), which are expected to generate $76.9 million and $19.6 million in base revenue, respectively. The average daily charter-out base rate for the Core Fleet is $9,599 and $15,416 for the remaining nine months of 2016 and for 2017, respectively. The average daily charter-in rate for the active long-term charter-in vessels for the remaining nine months of 2016 is estimated at $11,613.

The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”) and vessels servicing contracts of affreightment.

Exhibit II provides certain details of the Core Fleet of Navios Holdings. It does not include the fleet of Navios Logistics.

Earnings Highlights

EBITDA is a non-U.S. GAAP financial measure and should not be used in isolation or as substitution for Navios Holdings’ results calculated in accordance with U.S. GAAP.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA of Navios Holdings (including Navios Logistics), and Navios Logistics (on a stand-alone basis), and a reconciliation of such measures to the most comparable measure calculated under U.S. GAAP.

First Quarter 2016 and 2015 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The first quarter 2016 and 2015 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
	(unaudited)	(unaudited)
Revenue	$101,487	$118,280
Net Loss	$(7,465)	$(26,678)
EBITDA	$45,424	$26,241
Basic Loss per Share	$(0.11)	$(0.29)

Revenue from dry bulk vessel operations for the three months ended March 31, 2016 was $46.3 million as compared to $53.2 million for the same period during 2015. The decrease in dry bulk revenue was mainly attributable to a decrease in the time charter equivalent rate (“TCE”) per day by 2.6% to $7,008 per day in the first quarter of 2016, as compared to $7,196 per day in the same period of 2015. This decrease was partially mitigated by a net increase in available days of our fleet by 621 days.

Revenue from the logistics business was $55.2 million for the three months ended March 31, 2016 as compared to $65.1 million for the same period during 2015. The decrease was mainly attributable to a decrease of $10.5 million in sales of products in the liquid terminal, due to lower volume and lower price of products sold, partially mitigated by higher revenue in the barge segment due to increased dry and liquid cargoes transported.

Net Loss of Navios Holdings for the three months ended March 31, 2016 was $7.5 million as compared to $26.7 million for the same period of 2015. The $19.2 million decrease in Net Loss was mainly due to (i) an increase in EBITDA by $19.2 million; (ii) a decrease in depreciation and amortization by $1.4 million; and (iii) a decrease in interest expense and finance cost, net by $0.2 million. This overall decrease was partially mitigated by (i) an increase in amortization for deferred drydock and special survey costs of $0.4 million; (ii) an increase in income tax expense of $1.1 million; and (iii) an increase in share-based compensation expense of $0.1 million.

EBITDA of Navios Holdings for the three months ended March 31, 2016 increased by $19.2 million to $45.4 million as compared to $26.2 million for the same period of 2015. The $19.2 million increase in EBITDA was primarily due to (i) a $23.5 million decrease in time charter, voyage and logistics business expenses; (ii) a $1.1 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $13.6 million increase in other income, net; and (iv) a $0.5 million decrease in general and administrative expenses (excluding share-based compensation expenses). This overall increase of $38.7 million was partially mitigated by (i) a $16.8 million decrease in revenue; (ii) a $1.8 million increase in net income attributable to the noncontrolling interest; and (iii) a $0.9 million decrease in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $21.1 million for the three month period ended March 31, 2016 as compared to $15.6 million for the same period in 2015.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ dry bulk operations (excluding the Navios Logistics fleet) and its fleet performance for the first quarter ended March 31, 2016 and 2015, respectively.

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
	(Unaudited)	(Unaudited)
Available Days (1)	5,960	5,339
Operating Days (2)	5,861	5,289
Fleet Utilization (3)	98.4%	99.1%
Equivalent Vessels (4)	65	59
TCE (5)	$7,008	$7,196

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, May 25, 2016, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on earnings results for the first quarter ended March 31, 2016.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Wednesday, May 25, 2016, at 8:30 am ET

Call Title: Navios Holdings Q1 2016 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 9126 5797

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 9126 5797

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry cargo vessels. For more information, please visit its website at www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit its website at www.navios-midstream.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including 2016 cash flow generation, future contracted revenues, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market, and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Holdings at the time these statements were made. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and UltraHandymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission, including its Form 20-F’s and Form 6-K’s. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Holdings makes no prediction or statement about the performance of its common stock.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars - except share and per share data)

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2016	March 31, 2015
	(unaudited)	(unaudited)
Revenue	$101,487	$118,280
Administrative fee revenue from affiliates	5,482	3,922
Time charter, voyage and logistics business expenses	(46,381)	(69,934)
Direct vessel expenses(1)	(30,074)	(30,817)
General and administrative expenses incurred on behalf of affiliates	(5,482)	(3,922)
General and administrative expenses(2)	(6,438)	(6,811)
Depreciation and amortization	(19,827)	(21,205)
Interest expense and finance cost, net	(27,750)	(28,038)
Other income/(expense), net	11,664	(1,914)

Loss before equity in net earnings of affiliated companies	(17,319)	(40,439)
Equity in net earnings of affiliated companies	12,952	13,912

Loss before taxes	$(4,367)	$(26,527)
Income tax (expense)/benefit	(1,045)	148

Net loss	(5,412)	(26,379)
Less: Net income attributable to the noncontrolling interest	(2,053)	(299)

Net loss attributable to Navios Holdings common stockholders	$(7,465)	$(26,678)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(11,437)	$(30,751)
Basic and diluted loss per share attributable to Navios Holdings common stockholders	$(0.11)	$(0.29)
Weighted average number of shares, basic and diluted	106,036,603	105,099,690

(1)	Includes expenses of Navios Logistics of $16.7 million and $18.1 million for the three months ended March 31, 2016 and 2015, respectively.
(2)	Includes expenses of Navios Logistics of $3.3 million and $3.6 million for the three months ended March 31, 2016 and 2015, respectively.

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	March 31, 2016	December 31, 2015
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$156,638	$176,892
Other current assets	137,987	126,067
Deposits for vessels, port terminals and other fixed assets	62,712	73,949
Vessels, port terminal and other fixed assets, net	1,892,027	1,823,961
Other noncurrent assets	457,082	447,151
Goodwill and other intangibles	307,734	310,793

Total assets	$3,014,180	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities, including current portion of long-term debt, net	235,965	226,856
Senior and ship mortgage notes, net	1,351,911	1,350,941
Long-term debt, net of current portion	252,446	213,423
Other noncurrent liabilities	69,696	57,041
Total stockholders’ equity	1,104,162	1,110,552

Total liabilities and stockholders’ equity	$3,014,180	$2,958,813

	Three Month Period Ended March 31, 2016	Three Month Period Ended March 31, 2015
	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$28,940	$(356)
Net cash used in investing activities	$(84,663)	$(7,297)
Net cash provided by/(used in) financing activities	$47,074	$(40,126)

Disclosure of Non-GAAP Financial Measures

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization, before income taxes and before stock-based compensation, if any, unless otherwise stated. EBITDA is a “non-GAAP financial measure” and should not be considered substitute for net (loss)/income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States. Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed.

EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations, including debt service, capital expenditures, working capital requirements and pay dividends. While EBITDA is frequently used as measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to those used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA is used to measure the company’s operating performance.

The following tables provide a reconciliation of EBITDA of Navios Holdings (including Navios Logistics) and EBITDA of Navios Logistics on a stand-alone basis:

Navios Holdings Reconciliation of EBITDA to Cash from Operations

	March 31,	March 31,
Three Months Ended	2016	2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$28,940	$(356)
Net increase/(decrease) in operating assets	11,329	(31,938)
Net (increase)/decrease in operating liabilities	(29,403)	18,287
Net interest cost	27,750	28,038
Deferred finance charges	(1,284)	(1,109)
Provision for losses on accounts receivable	(106)	(66)
Equity in affiliates, net of dividends received	8,888	5,053
Payments for drydock and special survey	1,363	8,631
Noncontrolling interest	(2,053)	(299)

EBITDA	$45,424	$26,241

Navios Logistics EBITDA Reconciliation to Net Income

	March 31,	March 31,
Three Months Ended	2016	2015
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$5,674	$826
Depreciation and amortization	6,674	6,467
Amortization of deferred drydock and special survey costs	1,598	1,711
Interest expense and finance cost, net	6,204	6,813
Income tax expense/(benefit)	976	(218)

EBITDA	$21,126	$15,599

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Aldebaran	Panamax	2008	76,500	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Amber	Panamax	2015	80,994	Yes
Beaufiks	Capesize	2004	180,310	Yes
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes

Long-term Chartered-in Fleet to be Delivered

	Vessel	Delivery	Deadweight	Purchase
Vessels	Type	Date	(in metric tons)	Option
Navios Felix	Capesize	Q4 2016	180,000	Yes
Navios Coral	Panamax	Q4 2016	84,000	Yes
Navios Citrine	Panamax	Q1 2017	81,000	Yes
Navios Dolphin	Panamax	Q1 2017	81,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.